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                                                                    EXHIBIT 99.1



                          [VISTA GOLD CORP. LETTERHEAD]





November 26, 1997


ATTENTION:  UNITED STATES SECURITIES AND EXCHANGE COMMISSION


Because of the current Canadian postal strike, Vista Gold Corp. is holding its 1997 third quarter financial report to shareholders until such time as the strike is terminated.

The Company is, however, filing the report on Form 6-K by EDGAR on November 28, 1997 and making it available by fax or Federal Express to those shareholders who contact the Company.

Upon resumption of the postal service in Canada, the report will be distributed immediately.

Sincerely,

VISTA GOLD CORP.

/s/ Karla J. Kimrey

Karla J. Kimrey
Director of Investor Relations

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